 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lapolla Industries, Inc.

(Name of Issuer)
Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
516648 10 2

(CUSIP Number)
Spencer C. Fleischer
Friedman Fleischer & Lowe
GP III, LLC
One Maritime Plaza, Suite 2200
San Francisco, CA 94111
Telephone: (415) 402-2100

With a copy to:

Neil W. Townsend, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 30, 2017

(Date of Event Which Requires
Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Parallel Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS FFL Individual Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS FFL Executive Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Icynene U.S. Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 to Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”), which was originally filed with the Securities and Exchange Commission on October 16, 2017. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.
This Statement amends and supplements the Schedule 13D. All of the information set forth in the Schedule 13D is incorporated herein by reference in response to Items 1 through 7 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule 13D.
Items 3 and 4 are hereby amended and supplemented to include the following:
Item 3 and 4.
As announced and further described by Lapolla in the Form 8-K filed by Lapolla with the SEC on November 30, 2017, on November 30, 2017, the Merger was completed. As a result of the Merger, Lapolla ceased to be a publicly traded company. Merger Sub merged with and into Lapolla, with Lapolla continuing as the surviving corporation in the Merger and as an indirect wholly-owned subsidiary of Parent.
At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock was cancelled and converted into the right to receive US$1.03 in cash, without interest (the “Common Stock Merger Consideration”).  In addition, all outstanding and unexercised stock options were cancelled and holders thereof have the right to receive a cash payment equal to the excess of the Common Stock Merger Consideration over the exercise price for each share of such stock option, without interest, less any required withholding taxes.
The aggregate purchase price paid by Parent at the direction of Merger Sub in connection with the Merger was approximately $226,000,000. Parent funded the consideration and certain related fees and expenses through $75,000,000 of equity commitments and the remainder through debt and cash from Lapolla’s balance sheet.
Item 5 is hereby amended and restated in its entirety as follows:

Item 5.          Interest in Securities of the Issuer.

(a)-(b) As a result of the Merger, Merger Sub was merged with and into Lapolla with Lapolla continuing as the surviving corporation in the Merger as an indirect wholly-owned subsidiary of Parent. As a result of the Merger, Lapolla ceased to be a publicly traded company. Folllowing the Merger, no shares of Lapolla are registered under the Exchange Act.
(c)	Except as described in this Statement (and the schedules to the Schedule 13D), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons.

(d)
Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2017
FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS III, L.P.

By: Friedman Fleischer & Lowe GP III, L.P.
Its: General Partner

By: Friedman Fleischer & Lowe GP III, LLC
Its: General Partner

By:  /s/ Rajat Duggal
Name: Rajat Duggal
Title: Managing Director

Dated: December 4, 2017
FRIEDMAN FLEISCHER & LOWE PARALLEL FUND III, L.P.

By: Friedman Fleischer & Lowe GP III, L.P.
Its: General Partner

By: Friedman Fleischer & Lowe GP III, LLC
Its: General Partner

By:  /s/ Rajat Duggal
Name: Rajat Duggal
Title: Managing Director

Dated: December 4, 2017
FFL INDIVIDUAL PARTNERS III, L.P.

By: Friedman Fleischer & Lowe GP III, L.P.
Its: General Partner

By: Friedman Fleischer & Lowe GP III, LLC
Its: General Partner

By:  /s/ Rajat Duggal
Name: Rajat Duggal
Title: Managing Director

Dated: December 4, 2017
FFL EXECUTIVE PARTNERS III, L.P.

By: Friedman Fleischer & Lowe GP III, L.P.
Its: General Partner

By: Friedman Fleischer & Lowe GP III, LLC
Its: General Partner

By:  /s/ Rajat Duggal
Name: Rajat Duggal
Title: Managing Director

Dated: December 4, 2017	FRIEDMAN FLEISCHER & LOWE GP III, L.P. By: Friedman Fleischer & Lowe GP III, LLC Its: General Partner By: /s/ Rajat Duggal Name: Rajat Duggal Title: Managing Director
Dated: December 4, 2017	FRIEDMAN FLEISCHER & LOWE GP III, LLC By: /s/ Rajat Duggal Name: Rajat Duggal Title: Managing Director
Dated: December 4, 2017	ICYNENE U.S. HOLDING CORP. By: /s/ Greg Long Name: Greg Long Title: Vice President and Secretary